Exhibit 99.1

MKS Instruments Announces Closing of Atotech Acquisition

•	Positions MKS to Optimize the InterconnectSM – the Next Frontier for Electronic Device Miniaturization and Complexity

•	Atotech’s leadership in functional and decorative surface finishing will also extend MKS’ product offering for industrial applications and grow market reach

ANDOVER, Mass., August 17, 2022 – (GLOBE NEWSWIRE) – MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”), a global provider of technologies that enable advanced processes and improve productivity, today announced the completion of the previously announced acquisition of Atotech Limited (NYSE: ATC) (“Atotech”) for approximately $4.4 billion in cash and MKS common stock. Atotech is a global leader in process chemicals, equipment, software and services for printed circuit boards, semiconductor IC packaging, and surface finishing.

“The acquisition of Atotech positions MKS to accelerate roadmaps for future generations of advanced electronics devices,” said John T.C. Lee, President and CEO of MKS. “By combining leading capabilities in lasers, optics, motion and now process chemistry, MKS is set to be a leader in the next frontier for miniaturization and complexity: Optimizing the InterconnectSM, a significant enabling point of next-generation advanced electronics. Atotech’s leadership in functional and decorative surface finishing will also extend MKS’ product offering for industrial applications and grow our market reach. I could not be more excited to welcome the Atotech team to the MKS family.”

The acquisition was effected by means of a scheme of arrangement under the laws of the Bailiwick of Jersey (the “Scheme”). As previously announced, on August 15, 2022, the Royal Court of Jersey issued a court order (the “Court Order”) sanctioning the Scheme. Completion of the acquisition occurred earlier today upon the Court Order being delivered to the registrar of companies for the Bailiwick of Jersey.

Accretion Expectations

The combination of MKS and Atotech creates a company with pro forma revenue of $4.5 billion for the twelve months ended June 30, 2022. As a result of higher interest rates on debt financing compared to the time the transaction was originally announced in July 2021, as well as the impact of the current macroeconomic and inflationary environment on our business, MKS currently anticipates the acquisition will be accretive to Non-GAAP diluted net earnings per share for the full fiscal year 2024.

About MKS Instruments

MKS Instruments enables technologies that transform our world. We deliver foundational technology solutions to leading edge semiconductor manufacturing, advanced electronics and specialty industrial applications. We apply our broad science and engineering capabilities to create instruments, subsystems, systems, process control solutions and specialty chemicals technology that improve process performance, optimize productivity and enable unique innovations for many of the world’s leading technology and industrial companies. Our solutions are critical to addressing the challenges of miniaturization and complexity in advanced device manufacturing by enabling increased power, speed and feature enhancement for optimized connectivity. Our solutions are also critical to addressing ever-increasing performance requirements across a wide array of specialty industrial applications. Additional information can be found at https://www.mks.com.

Presentation of Combined Financial Information

The pro forma revenue for the twelve months ended June 30, 2022 set forth herein has not been prepared in accordance with Article 11 of Regulation S-X but rather represents a combination of MKS’ results with the results of Atotech. Atotech financial information has not been conformed to the accounting principles and accounting policies followed by MKS. Combined financial information pursuant to Article 11 could differ materially from the combined information presented herein.

Use of Non-GAAP Financial Measures

This press release discussed Non-GAAP diluted net earnings per share, a financial measure that is not in accordance with GAAP. Non-GAAP diluted net earnings per share should be viewed in addition to, and not as a substitute for, MKS’ reported GAAP diluted net income per share, and may be different from Non-GAAP diluted net earnings per share used by other companies. In addition, Non-GAAP diluted net earnings per share is not based on any comprehensive set of accounting rules or principles. MKS management believes the presentation of Non-GAAP diluted net earnings per share is useful to investors for analyzing ongoing business trends and operating results.

MKS is not providing a quantitative reconciliation of forward-looking Non-GAAP diluted net earnings per share to GAAP diluted net income per share because it is unable to estimate with reasonable certainty the ultimate timing or amount of certain significant items without unreasonable efforts. These items include, but are not limited to, acquisition and integration costs, acquisition inventory step-up, amortization of intangible assets, restructuring and other expense, asset impairment, debt issuance costs and the income tax effect of these items. These items are uncertain, depend on various factors, and could have a material impact on GAAP reported results for the relevant period.

Safe Harbor for Forward-Looking Statements

Statements in this press release regarding MKS’ acquisition of Atotech (the “acquisition”), future financial and operating results and metrics for the combined company, benefits and synergies of the acquisition, future opportunities for the combined company, and any other statements about MKS management’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “will,” “projects,” “intends,” “believes,” “plans,” “anticipates,” “expects,” “estimates,” “forecasts,” “continues” and similar expressions) should also be considered to be forward-looking statements. These statements are only predictions based on current assumptions and expectations. Actual events or results may differ materially from those in the forward-looking statements set forth herein. Among the important factors that could cause actual events to differ materially from those in the forward-looking statements are: the substantial indebtedness MKS incurred in connection with the acquisition and the need to generate sufficient cash flows to service and repay such debt; the terms of MKS’ existing credit facilities, under which MKS incurred such debt; MKS’ entry into Atotech’s chemicals technology business, in which MKS does not have experience and which may expose it to significant additional liabilities; the risk of litigation relating to the acquisition;

unexpected costs, charges or expenses resulting from the acquisition; the risk that disruption from the acquisition materially and adversely affects the respective businesses and operations of MKS and Atotech; the ability of MKS to realize the anticipated synergies, cost savings and other benefits of the acquisition, including the risk that the anticipated benefits from the acquisition may not be realized within the expected time period or at all; competition from larger or more established companies in the companies’ respective markets; MKS’ ability to successfully grow Atotech’s business; potential adverse reactions or changes to business relationships resulting from the completion of the acquisition; manufacturing and sourcing risks, including the impact and duration of supply chain disruptions, component shortages and price increases, and changes in global demand and the impact of the COVID-19 pandemic with respect to such disruptions, shortages and increases; the ability of MKS to retain and hire key employees; legislative, regulatory and economic developments, including changing conditions affecting the markets in which MKS and Atotech operate, including the fluctuations in capital spending in the semiconductor industry and other advanced manufacturing markets and fluctuations in sales to MKS’ and Atotech’s existing and prospective customers; the challenges, risks and costs involved with integrating the operations of Atotech and the other companies MKS has previously acquired or acquires in the future; the ability of MKS to anticipate and meet customer demand; potential fluctuations in quarterly results; dependence on new product development; rapid technological and market change; acquisition strategy; volatility of stock price; international operations; financial risk management; and the other factors described in MKS’ Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and any subsequent Quarterly Reports on Form 10-Q, and in Atotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, each as filed with the U.S. Securities and Exchange Commission (the “SEC”). Additional risk factors may be identified from time to time in MKS’ future filings with the SEC. MKS is under no obligation to, and expressly disclaims any obligation to, update or alter these forward-looking statements, whether as a result of new information, future events or otherwise after the date of this press release.

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MKS Contacts:

Investor Relations:

David Ryzhik

Vice President, Investor Relations

Telephone: +1 (978) 557-5180

Email: david.ryzhik@mksinst.com

Press Relations:

Bill Casey

Senior Director, Marketing Communications

Telephone: +1 (630) 995-6384

Email: bill.casey@mksinst.com

Susanne Richter

Communications Director

Telephone: +49 30 349 85 418

Email: press@atotech.com

Tom Davies / Jeremy Fielding

Kekst CNC

Emails: tom.davies@kekstcnc.com / jeremy.fielding@kekstcnc.com